EXHIBIT 99.1

DeFi Technologies Announces Shareholder Call to Discuss Q2 2025 Financial Results

TORONTO, Aug. 13, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), today announced it will hold a shareholder call on Friday, August 15, 2025 at 12:00 p.m. EST to discuss its financial performance for the three-month period ended June 30, 2025. The call will follow the release of the Company's Q2 2025 financial statements after market close on Thursday, August 14, 2025.

IMPORTANT – To register for the webcast see below:

When: August 15, 2025
Time: 12:00 PM Eastern Time
Topic: DeFi Technologies Q2 2025 Financials

Register in advance for this webinar:
https://zoom.us/webinar/register/WN_huw9V6hkQNeKmM07ERcBrw

After registering, you will receive a confirmation email containing information about joining the webinar.

Learn more about DeFi Technologies at defi.tech

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to dozens of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the financial results of the Company; the shareholder call; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the  growth and development of decentralized finance  and the digital asset sector; rules and regulations with respect to decentralized finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/defi-technologies-announces-shareholder-call-to-discuss-q2-2025-financial-results-302528680.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2025/13/c5864.html

%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 13-AUG-25